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                            July 9, 2020

       Mark Manheimer
       President and Chief Executive Officer
       NetSTREIT Corp.
       5910 N. Central Expressway
       Suite 1600
       Dallas, TX 75206

                                                        Re: NetSTREIT Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-11
                                                            Submitted June 23,
2020
                                                            CIK No. 0001798100

       Dear Mr. Manheimer:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement submitted June 23, 2020

       Diversification by Industry, Tenant and Geography with Concentration in Necessity, Discount and/or Service Industries, page 8

   1. We note that you include casual dining and automotive services in your calculation of defensive/necessity-based renters. Please explain how management takes into consideration the
impact that Covid-19 has had on these types of entities when including them as part of your
defensive/necessity-based portfolio.
 Mark Manheimer
FirstName
NetSTREITLastNameMark  Manheimer
              Corp.
Comapany
July 9, 2020NameNetSTREIT Corp.
July 9,2 2020 Page 2
Page
FirstName LastName
Risk Factors
The current pandemic of COVID-19 . . . , page 19

2. We note your response to comment 7. Please revise your disclosure to clarify whether the rent deferrals and rent abatements you have provided are focused in a particular industry to which you rent.
Distribution Policy, page 64

3. We note your response to comment 9 and your revised disclosure in footnote (3)
         to your calculation of cash available for distribution, which indicates that the adjustment for the net effect of straight-line rent for tenant leases does not give effect to rent deferrals or abatements subsequent to March 30, 2020. Please revise your calculation to include the effect of rent deferrals, abatements or any other rent concession that would impact your calculation of cash available for distribution for the twelve month period or tell us why you do not believe such revision is necessary.
Non-GAAP Financial Measures, page 95

4. Please describe the types and amounts of costs included in your public company readiness costs adjustment and disclose this information within your amended filing.
Our Real Estate Portfolio , page 109

5. We note your response to comment 5 and the revisions made on pages iv to v. Please revise the chart on pages 111 to 112 to provide the average effective annual rental per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.
        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Real Estate & Construction
cc:      Christina T. Roupas, Esq.